Mail Stop 4561

August 3, 2009

Mr. Stanley Chan
President and Chief Executive Officer
Scientific Energy, Inc.
27 Weldon Street
Jersey City, NJ 07306

>   **Re: Scientific Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2008**
>   **Filed April 10, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **Filed May 20, 2009**
>   **Form 10-K/A#1 for the Fiscal Year Ended December 31, 2008**
>   **Filed July 15, 2009**
>   **File No. 000-50559**

Dear Mr. Chan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief